SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

News published in the media

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that it is hereby providing clarifications on the questioning of the news published on April 9, 2023 in the Broadcast column of the newspaper O Estado de São Paulo, requested through Official Letter No. 107/2023/CVM/SEP/GEA-1, sent on April 10, 2023 by D. Management for Monitoring Companies - 1 ("GEA-1") of the Securities ("CVM"), which is transcribed below.

______________________________________________________________

Official Letter No. 107/2023/CVM/SEP/GEA-1

Rio de Janeiro, April 10, 2023.

To Mr.

Adriano Rudek de Moura

Investor Relations Director

COMPANHIA PARANAENSE DE ENERGIA S.A.

Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê

Curitiba - PR

CEP: 81200-240

Email: ri@copel.com

c/c: issuers@b3.com.br

Subject: Request for clarification on News

Mr. Director,

1.	We refer to the news published on 04.09.2023 in the Broadcast Column of the newspaper O Estado de São Paulo, which contained the following statements:

Copel's share offering should come out in October and could be the biggest of the year. Copel, the electricity company from Parná, should make the biggest share offering on the Stock Exchange this year, surpassing names like Assaí, which raised R$ 4 billion in March. Predicted to take place in October, the intention is to sell only common shares (ON, with voting rights), says the governor of Paraná, Ratinho Junior. The company has three types of shares on the market today - common (ON), preferred (PN) and Unit, a combination of the two. Preferred shares are those that concentrate the movement on the Stock Exchange. The government of Paraná owns 70% of the common shares and, by placing the shares on the market, it will help increase the liquidity of the shares.

Operation will create 'ownerless' company'

The objective is to make the company a 'corporation', with no defined control. In the model being discussed with the bank syndicate, which includes Bradesco BBI, the government gets out of control by reducing its share of the capital from 31% to something between 15% and 17%.

2.	In view of the foregoing, we determine that you clarify whether the news is true, and, if so, explain the reasons why you understood that it was not a relevant fact, as well as comment on other information considered important on the subject.
3.	It should be noted that by art. 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any relevant act or fact occurred or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.
4.	Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on questions from CVM/B3, subject: News Released in the Media, which must include the transcription of this official letter. Compliance with this request for manifestation through a Notice to the Market does not exempt the eventual investigation of responsibility for the timely non-disclosure of a Material Fact, under the terms of CVM Resolution 44/21.

5.	We warn that, by order of the Superintendence of Relations with Companies, in the exercise of its legal attributions and, based on item II, of art. 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, it will be up to the determination of the application of a mandatory fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance of the requirement contained in this letter, sent exclusively by email, until 04.11.2023.

Yours sincerely,

______________________________________________________________

In response to the request, the Company clarifies that, according to Material Fact 06/22, of November 21, 2022, it informed the market of the controlling shareholder's manifestation about “transforming COPEL into a company with dispersed capital and without a controlling shareholder (Corporation) , a transformation to be carried out involving public offering of secondary distribution of common shares and/or share deposit certificates (units) issued by the Company", as well as indicating that "the governance model under study provides that, once the Operation, the State of Paraná remains with a relevant participation of not less than 15% of the total share capital of Copel and 10% of the total number of votes conferred by the voting shares”. Accordingly, the Legislative Assembly of Paraná approved, on November 24, 2022, Law 21,272 which authorizes the transformation of COPEL into a corporation through the partial sale of shares.

Additionally, according to Material Fact 07/22, of December 21, 2022, the Company communicated to the market the approval by its Board of Directors of carrying out a study to “(i) enable the full renewal of the Hydroelectric Plant Concessions ('UHEs' ) Governor Bento Munhoz da Rocha Netto ('Foz do Areia'), Governor Ney Braga ('Secredo') and Governor José Richa ('Salto Caxias') for 30 years and (ii) evaluate alternatives for raising funds to pay respective grant bonuses ('Grant Bonus'), in order to optimize the Company's capital structure, including any public offering of primary distribution of shares and/or Units issued by it, pursuant to CVM Resolution No. 160, of 13 July 2022”.

In this regard, on January 31, 2023, as per Notice to the Market 01/23, of that date, the Board of Directors “approved (i) the contracting of specialized advisors who will work on the structuring of a possible public offering for the distribution of shares and/or share deposit certificates (Units) for the transformation of Copel into a Corporation; (ii) the continuation of studies to change the Company's corporate structure and full renewal of the main hydroelectric power plant concessions”.

The advisors hired by the Company are working on structuring a possible secondary distribution public offering and, so far, there is no definition as to the securities subject to the offer (common shares, preferred shares and/or units), nor as to the eventual schedule for realization of the public offering.

Finally, the Company takes this opportunity to reiterate its commitment to keep shareholders and the market in general informed about the progress of any matters that may be of interest to the market.

Curitiba, April 11, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 11, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.